UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

General Growth Properties, Inc. (now known as GGP, Inc.)
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
370021107
(CUSIP Number)
Marshall E. Eisenberg
Neal, Gerber & Eisenberg LLP
Two North LaSalle Street, Suite 2200
Chicago, Illinois 60602
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 9, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	370021107

1	NAMES OF REPORTING PERSONS General Trust Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	South Dakota

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	370021107

1	NAMES OF REPORTING PERSONS M.B. Capital Partners III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	South Dakota

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	370021107

1	NAMES OF REPORTING PERSONS M.B. Capital Units L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	370021107
This Amendment No. 5 amends and supplements the statement on Schedule 13D as previously amended (as so amended, the “Schedule 13D”) by the Reporting Persons relating to the Common Stock of the Issuer issued prior to the Issuer’s emergence from chapter 11 of the United States Bankruptcy Code. As of November 9, 2010, the Reporting Persons no longer beneficially own any Common Stock of the Issuer. The Reporting Persons will be filing Schedules 13G to report their ownership of the common stock of a newly-formed corporation, which has changed its name to General Growth Properties, Inc. (“New GGP”), and of The Howard Hughes Corporation (“HHC”) in connection with the Issuer’s emergence from bankruptcy. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.
Item 1. Security and Issuer.
Item 1 is hereby amended by inserting the following at the end thereof:
Upon effectiveness of the Plan (as defined in Item 4), the Issuer’s name was changed to GGP, Inc.
Item 4. Purpose of Transaction.
Item 4 is hereby amended by inserting the following at the end thereof:
On November 9, 2010, the Issuer’s and certain subsidiaries’ Third Amended Joint Plan of Reorganization (the “Plan”) under chapter 11 of the United States Bankruptcy Code became effective. Pursuant to the Plan, (a) HHC was spun off from the Issuer by distributing approximately 0.098 shares of common stock of HHC for each share of common stock of the Issuer and (b) each share of Common Stock was extinguished and exchanged for one share of common stock of New GGP. The Remaining Convertible Units are now convertible into shares of common stock of New GGP.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows:
(a)	and (b): As described in Item 4 above, as a result of the effectiveness of the Plan on November 9, 2010, none of the Reporting Persons or any of the persons named in Item 2 beneficially owns any shares in the Issuer.
(c)	None, except as described in Item 4.

(d)	Not Applicable.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on November 9, 2010.

CUSIP No.	370021107
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 18, 2010

GENERAL TRUST COMPANY
By:	/s/ E. Michael Greaves
Name: E. Michael Greaves
Title: Vice President

M.B. CAPITAL PARTNERS III
By:	MBA Trust, a partner

By:	General Trust Company,
not individually but solely as Trustee

By:	/s/ E. Michael Greaves
Name: E. Michael Greaves
Title: Vice President

M.B. CAPITAL UNITS LLC
By:	M.B. Capital Partners III, as sole member

By:	MBA Trust, a partner

By:	General Trust Company, not individually but solely as Trustee

By:	/s/ E. Michael Greaves
Name: E. Michael Greaves
Title: Vice President